EXHIBIT 12.1

The following table displays our ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown:

IMPAC MORTGAGE HOLDINGS, INC.

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(dollar amounts in thousands)

	For the Nine Months Ended September 30,	For the Year Ended December 31,
	2016	2015	2014		2013		2012		2011

Net earnings (loss)	$30,457	$58,923	$(5,017)		$(9,079)		$(1,256)		3,692

Add: Fixed charges	$200,762	$276,400	$296,183		$312,384		$478,560		735,507

Net earnings (loss) plus fixed charges	231,220	335,323	291,166		303,305		477,305		739,199

Fixed charges	$200,762	$276,400	$296,183		$312,384		$478,560		735,507

Ratio of earnings to fixed charges	1.15	1.21	0.98	(2)	0.97	(3)	0.99	(4)	1.01

(1)         Earnings used in computing the ratio of earnings to fixed charges consist of net earnings before income taxes plus fixed charges. Fixed charges include interest expense on debt and the portion of rental expense deemed to represent the interest factor

(2)         Earnings were insufficient to cover fixed charges. The amount of the deficiency for the year-ended December 31, 2014 was $5.0 million.

(3)         Earnings were insufficient to cover fixed charges. The amount of the deficiency for the year-ended December 31, 2013 was $9.1 million.

(4)         Earnings were insufficient to cover fixed charges. The amount of the deficiency for the year-ended December 31, 2012 was $1.3 million.